SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2010

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	Ö	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	Ö

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

This Form 6-K consists of:

An announcement on 2010 third quarterly results of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 28, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT
Third Quarterly Results for 2010

§1            Important notice

1.1           The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation ("Sinopec Corp.” or the "Company”) and its directors, supervisors and senior management warrant that there are no material omissions, or misrepresentations or misleading statements contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2            The third quarterly report for 2010 (the "Quarterly Report”) was approved on the 10th meeting of the Fourth Session of the Board of Directors of Sinopec Corp.

1.3            The financial statements in the Quarterly Report were not audited.

1.4            Mr. Su Shulin, Chairman of the Board of Directors, Mr. Wang Tianpu, vice Chairman of the Board of Director and President, Mr. Wang Xinhua, Chief Financial Officer and Head of the Accounting Department warrant the authenticity and completeness of the financial statements contained in the Quarterly Report.

§2           Basic Information of Sinopec Corp.

2.1            Principal financial data and indicators

2.1.1         Principal financial data and indicators prepared in accordance with the China Accounting Standards for Business Enterprises ("ASBE”).

	At 30 September 2010	At 31 December 2009	Changes from the end of last year (%)
Total assets (RMB millions)	939,609	886,896	5.9
Total equity attributable to equity shareholders of the Company (RMB millions)	406,266	379,593	7.0
Net assets per share attributable to equity shareholders of the Company (RMB)	4.686	4.378	7.0
	Nine-month period ended 30 September (January - September)
	2010	2009	Changes over the same period of the preceding year (%)
Net cash flow from operating activities (RMB millions)	95,240	109,164	(12.8)
Net cash flow from operating activities per share (RMB)	1.098	1.259	(12.8)

	Three-month period ended 30 September (July - September)			Nine-month period ended 30 September (January - September)
	2010	2009	Changes over the same period of the preceding year (%)	2010	2009	Changes over the same period of the preceding year (%)
Net profit attributable to equity shareholders of the Company (RMB millions)	19,621	17,091	14.8	56,397	50,555	11.6
Basic earnings per share (RMB)	0.226	0.197	14.8	0.650	0.583	11.6
Diluted earnings per share (RMB)	0.224	0.197	13.7	0.642	0.580	10.7
Basic earnings per share (before extraordinary gain and loss) (RMB)	0.221	0.191	15.7	0.625	0.575	8.7
Fully diluted return on net assets (%)	4.83	4.66	0.17 percentage points	13.88	13.78	0.10 percentage points
Weighted average return on net assets (%)	4.71	4.69	0.02 percentage points	13.94	14.32	(0.38) percentage points
Weighted average return (before extraordinary gain and loss) on net assets (%)	4.65	4.56	0.09 percentage points	13.49	14.17	(0.68) percentage points

Extraordinary items	Nine-month period ended 30 September 2010 (RMB millions)
Gain on disposal of non-current assets	(373)
Donations	106
Gain on holding and disposal of various investments	(333)
Net profit of subsidiaries generated from business combination involving entities under common control before acquisition date	(3,012)
Other non-operating income and expenses, net	(191)
Subtotal	(3,803)
Tax effect	198
Total	(3,605)
Attibutable to: Equity shareholders of the Company	(2,248)
Minority interests	(1,357)

2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting Standards ("IFRS”)

	At 30 September 2010	At 31 December 2009	Changes from the end of last year (%)
Total assets (RMB millions)	952,085	898,263	6.0
Total equity attributable to equity shareholders of the Company (RMB millions)	404,793	378,072	7.1
Net assets per share (RMB)	4.669	4.361	7.1
Adjusted net assets per share (RMB)	4.584	4.282	7.1
	Nine-month period ended 30 September (January - September)
	2010	2009	Changes over the same period of the preceding year (%)
Net cash flow generated from operating activities (RMB millions)	94,958	108,771	(12.7)

	Three-month period ended 30 September (July - September)			Nine-month period ended 30 September (January - September)
	2010	2009	Changes over the same period of the preceding year (%)	2010	2009	Changes over the same period of the preceding year (%)
Profit attributable to equity shareholders of the Company (RMB millions)	19,638	17,118	14.7	56,445	50,638	11.5
Basic earnings per share (RMB)	0.226	0.197	14.7	0.651	0.584	11.5
Diluted earnings per share (RMB)	0.224	0.197	13.7	0.643	0.581	10.7
Return on net assets (%)	4.85	4.68	0.17 percentage points	13.94	13.86	0.08 percentage points

2.2
Number of shareholders at the end of the reporting period is 914,293, including 907,149 holders of A shares and 7,144 holders of H shares.

List for number of shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period:

Number of shareholders at the end of the reporting period	914,293
Top ten shareholders holding tradable shares without selling restrictions
Name of shareholders (full name)	Number of shares without selling restrictions held as at the end of this reporting period (10,000 shares)	Type of shares (A, H shares or others)
China Petrochemical Corporation	6,575,804.4	A
HKSCC (Nominees) Limited	1,665,364.1	H
Guotai Junan Securities Co., Ltd.	25,570.6	A
China Life Insurance Co., Ltd. — Dividend - Personal Dividend - 005L- FH002 Shanghai	13,551.8	A
Harvest Sustaining Open-ended Securities Investment Fund	6,443.7	A
China Post Core Growth Stock Securities Investment Fund	5,187.1	A
China Post Core Selected Stock Securities Investment Fund	4,600.0	A
Shanghai Stock Exchange 50 ETF	4,333.6	A
CIFM China Advantage Securities Investment Fund	4,074.5	A
Changsheng Tongqing Separated Trading Stock Securities Investment Fund	3,251.7	A

2.3
Review of operating results

In the first three quarters of 2010, China’s economy continued to grow rapidly, domestic oil product demand and chemical product demand increased steadily. The Company seized the opportunity to expand market, optimize production operation, energetically tap potential and enhance efficiency, thus achieving continuous growth in production and operation, and steady increase in economic benefits.

Exploration & Production Segment: Optimize exploration deployment, put into effect the measures for the improvement of reserve development rate, oilfield recovery rate and single well oil production. Operate the Sichuan-East China Gas Project commercially, improve the coordination between natural gas production and marketing, and ensure safe and stable gas supply. In the first three quarters, the output of crude oil and natural gas amounted to 34.93 million tonnes and 8.87 billion cubic meters, respectively, representing a year-on-year growth of 1.93% and 45.00%, respectively.

Refining Segment: Precisely arrange the safe and high-load operations of oil refining, energetically increase refinery throughput, enhance product mix adjustment, and increase the production of jet fuel, diesel oil and chemical light oil. Organize well the marketing of non-regulated products with high added value. In the first three quarters, the Company processed 154 million tonnes of crude oil, representing a year-on-year growth of 14.41%.

Marketing and Distribution Segment: Optimize the operating structure to expand sales to end-users. Speed up the business of newly-built service stations, further develop non-fuel business. In the first three quarters, the domestic distribution and retail of oil product amounted to 104.35 million tonnes and 64.14 million tonnes, respectively, representing a year-on-year growth of 16.50% and 11.22%, respectively.

Chemicals Segment: Ensure the safe operation of Tianjin and Zhenhai ethylene plants which were newly put into operation, increase the output of chemical products. Energetically expand the market of chemical products, reinforce the integration of production, sales and research, and sell all the products produced. In the first three quarters, the output of ethylene was 6.61 million tonnes, representing a year-on-year growth of 39.42%, and the output of synthetic resin 9.532 million tonnes, representing a year-on-year growth of 28.67%.

Summary of Principal Operating Results for the First Three Quarters

Operating Data	Unit	Nine-month period ended September 30		Changes over the same period of the preceding year (%)
		2010	2009
Exploration and Production
Crude oil production (Note 1)	Ten thousand tonnes	3,493	3,427	1.93
Natural gas production	Hundred million cubic meters	88.70	61.17	45.00
Crude oil price realised (Note 1)	RMB / tonne	3,411	2,239	52.34
Natural gas price realised	RMB / thousand cubic meters	1,132	960	17.92
Refining
Refinery throughput	Ten thousand tonnes	15,376	13,439	14.41
Gasoline, diesel oil and kerosene production	Ten thousand tonnes	9,225	8,363	10.31
Including: Gasoline	Ten thousand tonnes	2,689	2,557	5.16
Diesel oil	Ten thousand tonnes	5,599	5,056	10.74
Kerosene	Ten thousand tonnes	937	750	24.93
Light chemical feedstock production	Ten thousand tonnes	2,586	1,931	33.92
Light products yield	%	75.71%	75.30%	0.41 percentage points
Refinery yield	%	94.78%	94.28%	0.50 percentage points
Marketing and Distribution
Total domestic sales volume of oil products	Ten thousand tonnes	10,435	8,957	16.50
Including:Retail volume	Ten thousand tonnes	6,414	5,767	11.22
Direct sales volume	Ten thousand tonnes	2,443	1,751	39.52
Wholesale volume	Ten thousand tonnes	1,578	1,439	9.66
Total number of service stations	Stations	30,050	29,522	1.79
Including: Company-operated	Stations	29,467	28,874	2.05
Franchised	Stations	583	648	（10.03）
Annualized pumped volume per station (Note 2)	Tonne/station	2,901	2,663	8.94
Chemicals (Note 3)
Ethylene	Ten thousand tonnes	661.0	474.1	39.42
Synthetic resin	Ten thousand tonnes	953.2	740.8	28.67
Synthetic rubber	Ten thousand tonnes	71.9	64.0	12.34
Synthetic fiber monomer and polymer	Ten thousand tonnes	652.4	572.8	13.90
Synthetic fiber	Ten thousand tonnes	103.0	96.7	6.51
Urea	Ten thousand tonnes	112.8	140.2	(19.54)

Note 1:	The data of the crude oil production and the realized price of 2009 are restated upon the acquisition of Sinopec Group Angola upstream assets;

Note 2:	Pumped volume per station data is an annualised average;

Note 3:	Including 100% outputs of Joint Ventures.

Capital expenditure:

In the first three quarters of 2010, the Company’s accumulated capital expenditure amounted to RMB 55.822 billion. Among those, capital expenditure in exploration and production segment amounted to RMB 25.572 billion. Notable achievements included the successful completion of the Sichuan-to-Eastern China Gas Project which went into commercial operation. Newly-built crude oil production capacity and newly-built natural gas production capacity reached 3.83 million tonnes per year and 561 million cubic meters per year respectively. Capital expenditure in oil refining segment amounted to RMB 8.787 billion, oil product quality upgrading, low-grade crude oil adaptive-processing reconstruction project,storage and pipeline construction have been underway smoothly as scheduled. Capital expenditure in chemical segment amounted to RMB 7.145 billion, ethylene projects in Tianjin and Zhenhai have been put into commercial production smoothly as scheduled. Capital expenditure in marketing and distribution segment amounted to RMB 13.326 billion, notable achievements have been made in the construction and acquisition of service stations in key areas, 1,282 service stations have been developed; headquarters and other capital expenditures amounted to RMB 992 million.

§3           Significant events

3.1           Significant changes in major items contained in the consolidated financial statements prepared in accordance with the PRC Accounting Standards for Business Enterprises ("ASBE”) and the reasons for such changes.

Items of Consolidated Balance Sheet	As at 30 September 2010	As at 31 December 2009	Increase/(decrease)		Main Reasons for Changes
			Amount	Percentage
	During the nine-month period		RMB millions	%
	RMB millions
Bills receivable	11,822	2,110	9,712	460.28	The Company’s business scale has expanded, and the Company has controlled the discount of bills held by the Company.
Accounts receivable	48,183	26,592	21,591	81.19	Attributable to expanded business scale of the Company, and increased price of main products.
Other receivables	8,322	4,505	3,817	84.73	Attributable to increase of receivables from the Company’s new joint venture.
Advance Payments	9,141	3,614	5,527	152.93	Attributable to increase of crude oil purchase and price, and increase of advance payment for crude oil and Customs.

Items of Consolidated Balance Sheet	As at 30 September 2010	As at 31 December 2009	Increase/(decrease)		Main Reasons for Changes
			Amount	Percentage
	During the nine-month period		RMB millions	%
	RMB millions
Bills payable	8,943	23,111	(14,168)	(61.30)	Honor the Company’s notes payable on due date.
Non-current liabilities due within one year	4,659	9,316	(4,657)	(49.99)	The Company repaid the current portion of long-term borrowings.
Items of Consolidated Income Statement	As at 30 September 2010	As at 30 September 2009	Increase/(decrease)		Main Reasons for Changes
			Amount	Percentage
	During the nine-month periods		RMB millions	%
	RMB millions
Operating income	1,427,622	893,448	534,174	59.79	The prices of crude oil and petrochemical products rose year-on-year, and the sales of oil product and petrochemical products increased.
Operating costs	1,161,324	663,086	498,238	75.14	The price of crude oil and other raw materials rose sharply compared with the same period of last year.
Impairment losses	2,187	599	1,588	265.11	Depreciation preparation for chemical fertilizer plants and some low-efficient chemical plants.
Gain/(loss) from changes in fair value	540	(409)	949	Not applicable	H stock price fluctuation of the Company has caused alteration of the fair value abroad of convertible and embedded derivatives.
Non-operating income	1,084	569	515	90.51	Mainly attributable to the profit on sale of fixed assets and some prior period deferred revenue, confirm current profit and loss.
Profits of minority shareholders	4,193	2,810	1,383	49.22	The profits of controlled subsidiaries increased compared with the same period of last year.

3.2	Significant events and their impacts as well as the analysis and explanations for the solutions

Ö	Applicable	☐	Inapplicable

3.2.1	Sichuan-to-East China Gas Project

Sichuan-to-East China Gas Project is an important project of the state’s Eleventh Five-Year Plan. This project consists of two parts. One part is Puguang gas field exploration, development and gas treatment project, and the other part is the pipeline project from Puguang gas field to Shanghai. The project was completed and put on stream on March 29, 2010 and put into commercial operation on August 31, 2010. The successful construction of Sichuan-to-East China Gas Project not only improves gas-supply capability but also lays a good foundation for gas development.

3.2.2	The completion of acquisition of shares and loans of Sonangol Sinopec International Limited ("SSI”) owned by Sinopec International Petroleum Exploration & Production Limited

On 26 March 2010, the fifth meeting of the Fourth Session of the Board of Directors approved the proposal on acquisition of shares and loans of Sonangol Sinopec International Limited ("SSI”) owned by Sinopec International Petroleum Exploration & Production Limited, a wholly owned subsidiary of China Petrochemical Corporation. The consideration for the target shares is USD 1.678 billion, and the consideration for the target loans is USD 779 million. The aggregate consideration for the target shares and the target loans is USD 2.457 billion. The acquisition has been approved by relative authorities and the completion took place on September 30, 2010.

3.3	Status of commitment issue fulfillment by the Company, shareholder and actual controller.

☐	Applicable	Ö	Inapplicable

3.4
Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year.

☐	Applicable	Ö	Inapplicable

3.5	Implementation of Cash Dividend in the Reporting Period

Ö	Applicable	☐	Inapplicable

Distribution of interim dividend of 2010

Authorized at the 2009 annual general meeting and approved at the nineth meeting of the 4th Session of the Board of Directors of Sinopec Corp., the dividend distribution plan for the half year ended on June 30, 2010 is RMB 0.08 (including tax) per share, calculated on the basis of 86.702528 billion shares as of June 30, 2010, amounting to about RMB 6.936 billion of cash dividends, which were distributed on September 30, 2010 to all the shareholders whose names appeared on Sinopec Corp.´s register of members as of September 10, 2010.

3.6	The Quarterly Report is published in both English and Chinese languages. The Chinese version shall prevail, in case of any disparity in construing these two versions.

By Order of the Board Su Shulin Chairman

Beijing, PRC 28 October 2010

As of the date of this announcement, directors of the company are: Su Shulin*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

#	Executive Director

*	Non-executive Director

+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: October 29, 2010